Exhibit 99.1

Semilux International Ltd. Announces Closing of up to $50 Million Common Stock Purchase Transaction with White Lion Capital

Taipei, Taiwan, February 22, 2024 (GLOBE NEWSWIRE) -- Semilux International Ltd. ("Semilux" or the "Company") (NASDAQ: SELX), a provider of application-specific integrated circuit (“ASIC”), LiDAR and ADB components and solutions, today announced that it has entered into a common stock purchase agreement (the "Agreement") with White Lion Capital, LLC ("White Lion Capital"), a Nevada limited liability company. The Agreement governs a committed equity facility that provides the Company with the right, without the obligation, to sell White Lion Capital up to $50 million of its common stock, subject to certain limitations and conditions. The Company intends to use the net proceeds from the transaction for working capital to advance the Company’s ASIC, LiDAR, and ADB technologies to meet the industry's growing demand for safety standards.

Pursuant to the Agreement, White Lion Capital has committed to purchase up to $50.0 million of the Company’s common stock at Semilux’s request from time to time during the period beginning on the effective date of a registration statement related to the transaction and at prices based on the market price at the time of each sale.

Dr. Yung-Peng Chang, Chairman of the Board, Director and Co-Chief Executive Officer of Semilux, commented, "We are pleased to announce the closing of the Agreement with White Lion Capital. The Agreement signifies the robust vote of confidence we have garnered from investors and provides Semilux with efficient and opportunistic access to the U.S. capital market as we continue to enhance our global brand and expand our U.S. customer base. We plan to harness the resources to develop our core technology and advance our market competitiveness in the autonomous vehicle market to deliver sustainable values for our shareholders. The infusion of equity is expected to significantly strengthen our investments in existing programs and facilitate strategic expansion of our portfolio.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Semilux International Ltd.

Semilux is domiciled in the Cayman Islands and operates through its subsidiaries, Taiwan Color Optics, Inc. (“TCO”) and Semilux Ltd. TCO is an optical and 3D sensing technology company that is primarily involved in the customization, design and supply of optical components and integrated chip for various industries including autonomous driving, intelligent lighting, as well as unmanned aerial vehicles. In collaboration with its clients, TCO conceptualizes and produces high precision optics and sensing modules that are specifically customized to clients’ needs for ease of integration in overall design and production. Applications for TCO’s products include automotive laser headlight systems, adaptive driving beams (ADB) as well as light detection and autonomous driving systems (LiDAR). More information can be found at: http://www.semilux.com.

Forward-Looking Statements

This press release contains, and certain oral statements made by Semilux and its respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Semilux’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the failure to realize the anticipated benefits of the Business Combination, the expected use of proceeds, Semilux’s continued growth and expansion and its ability to deliver value to customers and investors, along with those other risks described under the heading “Risk Factors” in the definitive proxy statement/prospectus filed by Semilux with the Securities and Exchange Commission (the “SEC”) on January 12, 2024, and those that are included in any of Semilux’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Semilux and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Semilux undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media inquiries, please contact:

Semilux International Ltd.

Investor Relations Department

Email: IR@semilux.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com